FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2018 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

      Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On June 4, 2018, the Registrant Announces: JA Mitsui Leasing, Ltd.,
Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Trust Bank
Limited Extend Relationship with TowerJazz Panasonic Semiconductor
Company by Providing 11 Billion Japanese Yen (approximately $100
Million) Term Loan Maturing through 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 4, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

JA Mitsui Leasing, Ltd., Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Trust Bank Limited Extend
Relationship with TowerJazz Panasonic Semiconductor Company by Providing 11 Billion Japanese Yen (approximately
$100 Million) Term Loan Maturing through 2025

The loan is priced at 1.95% per annum fixed interest, includes a 3 year grace period and will be used to early prepay the
Company’s existing loans in full

TOKYO and KYOTO, Japan and MIGDAL HAEMEK, Israel – June 4, 2018 – TowerJazz, the global specialty foundry leader, today announced the signature of a definitive seven year term loan agreement with JA Mitsui Leasing, Ltd., Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Trust Bank Limited, a syndicate of leading Japanese banks and financial institutes, to provide TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) a long-term loan of 11 billion Japanese Yen (approximately $100 million). This seven year term loan carries annual fixed interest of 1.95% per annum, includes a 3 year grace period, matures in 2025 and will be repaid in nine equal semi-annual installments, which will commence on the third anniversary of the signing of this agreement. The new loan proceeds will be used to fully early prepay TPSCo’s existing loans, borrowed in 2014 and 2015 from Japanese banks in the original amount of 17.3 Japanese Yen (approximately $155 million), for which the outstanding amount as of March 31, 2018 was approximately 11 billion Japanese Yen (approximately $100 million) and was originally due by 2020.

"We are very happy from our existing business and relationship with the TowerJazz Panasonic Semiconductor Company, hence are excited that it chose us as a partner for the new 7 year term loan agreement maturing in 2025, to extend our current loans that would have otherwise matured in 2020. TPSCo has made great progress since its establishment 4 years ago, and since its future business forecasts are promising, we have engaged with TPSCo to sign this new agreement” stated Kiyoshi Doi, Chief Executive Officer, JA Mitsui Leasing USA Holdings, Inc.

"I am extremely happy that we have the honor to sign these important agreements with three leading banks and financial institutes in Japan, JA Mitsui Leasing, Ltd., Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Trust Bank, Limited,” said Amit Mappa, CFO of TPSCo. “This 11 billion Japanese Yen contract for a 7 year term with a 3 year grace period provides us with a great platform to invest and grow our business and capacity, targeting a larger customer base and increased revenue stream from our factories.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz's advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS. With hundreds of qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services. For more information, please visit www.tpsemico.com/.

About JA Mitsui Leasing, Ltd.
JA Mitsui Leasing, Ltd., a Japanese financial institute with headquarters in Ginza, Chuo-ku, Tokyo, Japan, provides, together with its subsidiaries leasing, installment sales, financing, and other associated services in Japan and internationally. The company offers finance lease, operating lease, and loan. It provides cross-border leasing for construction machinery, machine tools, molding machine, and other equipment from Japanese manufacturers and trading companies to end users abroad; and other services, including automobile lease and financing, ecology related services, real estate leasing, factoring services, and used equipment sales. For more information, please visit www.jamitsuilease.co.jp/en/.

About Sumitomo Mitsui Banking Corporation
Sumitomo Mitsui Banking Corporation (SMBC) is a Japanese multinational banking and financial services company headquartered in Chiyoda-Ku, Tokyo, Japan. It is a wholly owned subsidiary of Sumitomo Mitsui Financial Group which is the second largest financial group in Japan measured by market capitalization. Sumitomo Mitsui Banking Corporation (SMBC) and its group companies offer a broad range of financial services centered on banking. They are also engaged in the leasing, securities, credit card, investment, mortgage securitization, venture capital and other credit related businesses. For more information, please visit http://www.smbc.co.jp/global/

About Sumitomo Mitsui Trust Bank Limited
Sumitomo Mitsui Trust Bank, Limited (Chiyoda-ku, Tokyo) is the largest trust bank and the fifth-largest bank in Japan measured by total assets. It forms the core of Sumitomo Mitsui Trust Group as a trust bank with the largest scale in most of the major business areas of trust banking industry. It has 6 professional business divisions, which are Retail Financial Services Business, Wholesale Financial Services Business, Stock Transfer Agency Services Business, Real Estate Business, Fiduciary Services Business and Global Markets Business. It has built a balanced network focused on the Tokyo Metropolitan Area, Kansai and Chubu areas. It also has overseas network that can provide global financial services in loan business, asset management and administration business, as well as consulting business, among others.  For more information, please visit smth.jp/en/.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority and Jazz's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

CONTACTS:
Noit Levy-Karoubi | VP Investor Relations | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green | (646) 201 9246 | towerjazz@gkir.com